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April 29, 2015

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Southern Copper Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-14066

Dear Ms. Jenkins:

On behalf of Southern Copper Corporation (the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated April 15, 2015, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2014

Financial Statements and Supplemental Data, page 92

Notes to Consolidated Financial Statements, page 99

Note 2 - Summary of Significant Accounting Policies, page 99

Long-term Inventory - Leachable Material, page 100

1.            We note your disclosure of the changed method in which the cost attributed to the leach material was charged to cost of sales from a straight line basis over a five-year period to the units of production method. Please provide a preferability letter from your independent auditor as required by Item 601(B)(18) of Regulation S-K.

We appreciate the Staff’s comment and kindly inform you that as per our disclosed accounting policy related to long-term leachable inventory, we have considered the

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SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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change from straight-line amortization to units of production amortization a change in estimate effected by a change in accounting principle.  We have based this conclusion on the definition of a change in accounting estimate effected by a change in accounting principle in ASC 250-10-20 and further guidance provided by ASC 250-10-45-18.  The guidance therein indicates that often times it is difficult to distinguish a change in accounting policy from a change in accounting estimate and includes as an example of a change in accounting estimate effected by a change in accounting principle a change in depreciation method for long-lived non-financial assets, where the change in such methods may be inseparable from a change in estimate.

As was the case in our situation, we adopted a new amortization method for our long-term leachable inventory, due to our estimated changes in the pattern and timing of which we expect to receive the benefits from that inventory in the future, as a result of the completion of a new plant 2014.  The new plant has and will continue to allow us to achieve better efficiencies in and greater levels of production and use of leachable inventory.  Accordingly, upon completion of the plant, we determined it appropriate to revisit our estimates for depreciation of long-term leachable inventory.  We determined that the change to units of production is a preferable method as it provides a better matching of costs to revenues of the improved production levels and efficiencies we expect to obtain.  Based on the aforementioned analysis and guidance, we concluded that this change was appropriately classified as a change in estimate effected by a change in accounting policy.

Item 601(b)(18) of Regulation S-K requires a preferability letter only if there is a change in accounting principle. Additionally, the Division’s Financial Reporting Manual, Section 4230.2.c.4 states that a preferability letter is not required for a change in accounting estimate effected by a change in accounting principle.  Accordingly, we do not believe that any preferability letter is required.

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SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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Closing Comments

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•               the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact our Chief Financial Officer, Mr. Raul Jacob, at +(602) 264-1375, option 1 (Rjacob@southernperu.com.pe), or our General Counsel, Mr. Javier Gomez, at +52-55-1103-5127 (Javier.Gomez@mm.gmexico.com).

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

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SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com